INVESTMENT ADVISORY AGREEMENT BETWEEN VOLUMETRIC FUND, INC., AND VOLUMETRIC ADVISERS, INC.

Agreement made on November 29, 2017, between Volumetric Fund, Inc., a mutual fund, and Volumetric Advisers, Inc., a New York corporation, hereinafter called the Adviser. This agreement renews, as is necessary, the prior Agreement, dated December 14, 2016.

Whereas, the Fund desires to avail itself of the experience, sources of information, advice, assistance, and certain facilities available to the Adviser and to have the Adviser undertake certain duties and responsibilities and to perform certain services on behalf of the Fund, as provided herein; and

Whereas the Adviser is willing to undertake to render such services on the terms and conditions hereinafter set forth;

Now therefore, in consideration of the premises and mutual covenants herein contained, it is agreed as follows:

1.

Services Of The Adviser. The Adviser shall administer the day-to-day investment operations of the Fund; shall serve as the Fund’s investment adviser and consultant in connection with policy decisions to be made by the Board of Directors of the Fund, hereinafter referred as the Board; shall investigate select and, on the behalf of the board, conduct relations with consultants, accountants, attorneys, brokers, underwriters, corporate fiduciaries, custodians, insurance agents, banks and other participants and persons needed for the operation of the Fund; shall be acting as the Fund’s transfer agent for its shareholders securities; shall provide office space and office equipment and necessary executive and clerical personnel for the performance of the forgoing services and assumes the expenses of the same; shall issue quarterly reports of the Fund’s performance.

2.

Expenses Of The Fund. The Advisers shall pay all operation expenses of the Fund. These include: salaries of personnel, research, data processing, printing, postage, franchise taxes, consultants’ fees, clerical, administrative, marketing and advertising expenses, custodian, registration, auditing and bank fees; also legal fees associated with registration, and fidelity bonding for officers, as required by the Investment Company Act of 1940.

The Adviser shall not pay those expenses of the Fund which are related to legal suits against the Fund or if the Fund is required to pay excise or income taxes or penalties associated with those taxes. The Adviser shall not pay brokerage commissions. These are considered investment and not operation expenses.

3.

Relationship Of Fund And Adviser Officers. Officers and employees of the Adviser may serve as officers of the Fund.

4.

Compensation. As compensation of its services, the Fund shall pay the Adviser a fee, payable monthly, at the annual rate of:

•

2.00% of the average daily net assets of the Fund on the first $10 million   of the average daily net assets;

•

1.90% of such net assets from $10 million to $25 million;,

•

1.80% of such net assets from $25 million to $50 million;,

•

1.70% of such net assets from $50 million to $100 million;,

•

1.50% of such net assets over $100 million.

The daily management fee shall be determined in the following manner; based on the Fund’s net assets and using the appropriate rate the annualized management fee is calculated and then divided by 365 or 366 in leap years.

5.

Freedom Of Officers Of Adviser. Nothing in this contract shall limit or restrict the right of any director, officer or employee of the Adviser who may also be a director, officer, or employee of the Fund to engage in any other business or to render services of any kind to any other corporation, firm or individual.

6.

Responsibility Of Adviser. The Adviser assumes no responsibility under this contract other than to render the services called for hereunder in good faith and shall not be responsible for any action of the directors and officers of the Fund in following or declining to follow any advice or recommendation of the Adviser.

7.

Termination.  As specified by section 15(a)(2) of the Act, this contract shall continue in effect for a period no more than two years from the date of its execution and that it be approved at least annually by the board of directors or by vote of a majority of the outstanding voting securities. However, this contract may be terminated at any time, without the payment of any penalty, by the Board of Directors of the Fund or by vote of the majority of the outstanding voting securities of the Fund on no less than sixty days written notice to the investment adviser. The contract is automatically terminated in the event of assignment.

8.

Notices. Any notice report or other communication required or permitted to be given hereunder shall be in writing and shall be mailed to the following addresses of the parties thereto:

The Fund:

Volumetric Fund, Inc.

87 Violet Drive

Pearl River, New York 10965

The Adviser:

Volumetric Advisers, Inc.

87 Violet Drive

Pearl River, New York 10965

In witness whereof the parties hereto have caused this contract to be executed by their officers, thereunto duly authorized as of the day and year first above written.

Volumetric Fund, Inc.

By (Signatures on file)

________________

___________________________

Date

 Independent Director

Volumetric Advisers, Inc.

By

                                                      /s/ Gabriel Gibs

November 29, 2017

Gabriel J.  Gibs

                                                                                      President